As of 10/12/89

               PRUDENTIAL INSTITUTIONAL LIQUIDITY PORTFOLIO, INC.

                                     By-Laws

                                    ARTICLE I

                                  Stockholders

                Section 2. Annual Meetings. The annual meeting of the stockholders of the Corporation shall be held in the month of January of each year on such date and at such hour as may from time to time be designated by the Board of Directors and stated in the notice of such meeting, or in such other month as the Board of Directors shall select, for the transaction of such business as may properly be brought before the meeting; provided, however, that an annual meeting of stockholders shall not be required to be held in any year in which the election of directors is not required to be acted on by stockholders under the Investment Company Act of 1940.